UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM N-17f-2

               Certificate of Accounting of Securities and Similar
                          Investments in the Custody of
                         Management Investment Companies

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


      1. Investment Company Act Rule Number:
             811-04416
      2. State identification Number: N/A
      3. Exact name of investment company as specified in registration statement:
             Allegiant Funds
      4. Address of principal executive office (number, street, city, state, zip code):
             760 Moore Road
             King of Prussia, PA  19406

             Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
Allegiant Funds


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Allegiant Funds (the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of May 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2005, and with respect to agreement of security purchases and sales, for the period from April 30, 2005 (the date of our last examination), through May 31, 2005:

o Confirmation of all securities held by institutions in book entry form by the Depository Trust Company, the Federal Reserve Bank of Boston, and Union Bank of California;

o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents;

o Reconciliation of all such securities to the books and records of the Funds and National City Bank (the "Custodian");

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

o Agreement of three security purchases and two security sales or maturities since our last report from the books and records of the Funds to bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that Allegiant Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of May 31, 2005, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Allegiant Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                     /s/  Ernst & Young LLP
                                                     ----------------------
                                                          Ernst & Young LLP
Philadelphia, PA
September 11, 2005

    Management Statement Regarding Compliance With Certain Provisions of the
                         Investment Company Act of 1940


September 11, 2005

We, as members of management of Allegiant Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2005, and from April 30, 2005 through May 31, 2005.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2005, and from April 30, 2005 through May 31, 2005, with respect to securities reflected in the investment account of the Funds.


Sincerely,
Allegiant Funds



/s/  Herbert R. Martens                              /s/  John Kernan
---------------------------                          ---------------------------
Herbert R. Martens                                   John Kernan
President                                            Assistant Treasurer




/s/  Kathleen T. Barr                                /s/  Dennis J. Westley
------------------------------------                 ---------------------------
Kathleen T. Barr                                     Dennis J. Westley
Chief Administrative Officer                         Treasurer
and Chief Compliance Officer